Exhibit 99.1

Raytech Holding Limited Announces Results of 2024 Annual Meeting of Shareholders

HONG KONG, Oct. 23, 2024 (GLOBE NEWSWIRE) -- Raytech Holding Limited (Nasdaq: RAY) (the “Company” or “RAY”), a Hong Kong-headquartered company specializing in design, sourcing and wholesale of personal care electrical appliances for international brand owners, today announced the results of the Company’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”) held on October 23, 2024, at 9:00 a.m. HK time (October 22, 2024, at 9:00 p.m., U.S. Eastern time) at its executive office at Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong, and virtually by teleconference.

At the Annual Meeting, shareholders of the Company:

1.	Re-elected all current five directors, each to hold office until the next Annual Meeting or until their successors are duly elected and qualified;

2.	Ratified the appointment of WWC, P.C. as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2025; and

3.	Approved the Raytech Holding Limited 2024 Equity Incentive Plan.

About Raytech Holding Limited

Raytech Holding Limited is a Hong Kong-headquartered company with over 10 years of experience in the personal care electrical appliance industry. Through its operating subsidiary in Hong Kong, it sources and wholesales a diverse range of personal care electrical appliances ranging from hair styling, tooling, trimmer, eyelash curler, neck care, to nail care and other body and facial care appliances for international brand owners, providing integrated product design, production processing, and manufacturing solutions. For more information please visit: https://ir.raytech.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement and the Annual Report on Form 20-F for the fiscal year ended March 31, 2024 filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214